SECURITIES AND EXCHANGE COMMISSION

04014761

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER 8- 48550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PREMIER FINANCIAL SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5601 SOUTH 27TH STREET, SUITE 101

(No. and Street)

LINCOLN (City) NEBRASKA (State) 68512-1697 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL B. HASSLER (402) 423-5002

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NICHOLS, RISE & COMPANY, L.L.P.

(Name – *if individual, state last, first, middle name*)

705 DOUGLAS STREET, SUITE 502 (Address) SIOUX CITY (City) IOWA (State) 51101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREMIER FINANCIAL SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

GENERAL NOTARY - State of Nebraska
GLORIA JEAN CAUDILL
My Comm. Exp. March 22, 2007

Signature

President

Title

Gloria Jean Caudill

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREMIER FINANCIAL SECURITIES, INC.

INDEX

PREMIER FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Current Assets:		
Cash	$ 511	
Commission Receivable	258	
Prepaid Expense	1,006	
		$ 1,775
Investments		20,100
Restricted Cash		15,000
Total Assets		$ 36,875

LIABILITIES AND STOCKHOLDER'S EQUITY

Long-Term Debt:		
Subordinated Borrowings		$ 15,000
Stockholder's Equity:		
Common Stock	$ 15,400	
Paid-In Capital	1,962	
Retained Earnings	4,513	
		21,875
Total Liabilities and Stockholder's Equity		$ 36,875

See accompanying notes

PREMIER FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME

Year Ended December 31, 2003

Revenues:		
Commissions		$ 22,089
Operating Expenses:		
Commissions Paid to Affiliated Company	$ 21,300	
Fees and Licenses	3,206	
Insurance and Bond	467	
Professional Fees	2,370	
Miscellaneous	109	
		27,452
Net Loss		$ (5,363)

See accompanying notes

PREMIER FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2003

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings	Stockholder's Equity
December 31, 2002	15,400	$ 15,400	$ 1,962	$ 9,876	$ 27,238
Net Loss				(5,363)	(5,363)
December 31, 2003	**15,400**	**$ 15,400**	**$ 1,962**	**$ 4,513**	**$ 21,875**

Common Stock:

Par Value $1 Per Share
Authorized 50,000 Shares

See accompanying notes

PREMIER FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Year Ended December 31, 2003

Subordinated Borrowings - December 31, 2003 and 2002	$ 15,000

PREMIER FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash Flows from Operating Activities:		
Net Loss	$ (5,363)	
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:		
Changes in Operating Assets and Liabilities:		
Commission Receivable	2,989	
Prepaid Expense	(1,006)	
Net Cash Used by Operating Activities		$ (3,380)
Cash - Beginning of Year		3,891
Cash - December 31,		$ 511

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

ORGANIZATION AND OPERATIONS

The Company is a broker-dealer primarily focused on the wholesaling of variable annuities and life insurance products.

ACCOUNTING POLICIES

Accounting Method

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Commission income is recorded on a trade-date basis.

Use of Estimates

The financial statements include amounts that are based on management's estimates and judgments.

Income Taxes

No provision for income taxes has been made in the accompanying financial statements because the Company has elected to be taxed as a "small business corporation." Under this election, the Company's net income is reported by the shareholder on his individual income tax return.

INVESTMENTS

Investments consist of warrants of the National Association of Securities Dealers, Inc. to purchase shares of common stock of The NASDAQ Stock Market, Inc. They are carried at cost because fair value is not determinable.

SUBORDINATED BORROWINGS

The loan is due July 15, 2004, and bears interest at 0%. Payment of the principal and interest is subordinated to the claims of all creditors. Payment is subject to restrictions and to approval by the NASD. The loan is owed to the Company's stockholder and is secured by a $15,000 bank account. Repayment may not be made without approval by NASD Regulation, Inc.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $15,511, which was $10,511 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $None at December 31, 2003.

SUPPLEMENTAL INFORMATION

December 31, 2003

Reconciliation of Net Capital

Net Capital Per Unaudited FOCUS Report - December 31, 2003	$ 15,511
Audit Adjustments:	
None	
Net Capital Per Audited FOCUS Report - December 31, 2003	$ 15,511

Reserve Requirement

The Company is exempt from the reserve requirement's written rule 15c-3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA 5th FOCUS** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: PREMIER FINANCIAL SECURITIES, [0013]

SEC File Number: 8- 48550 [0014]

Address of Principal Place of Business: 5601 SOUTH 27TH STREET [0020]

LINCOLN [0021] NE [0022] 68512-1697 [0023]

Firm ID: 39126 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: PAUL B. HASSLER [0030] Phone: (402)423-5002 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ● [0041]

Check here if respondent is filing an audited report ☒ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

	Allowable	Non-Allowable	Total
1. Cash	15,511 [0200]		15,511 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	258 [0550]	258 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	[0424]		
E. **Spot commodities**	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** 20,100 [0130]			
B. **At estimated fair value**	[0440]	20,100 [0610]	20,100 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	1,006 [0735]	1,006 [0930]
12. **TOTAL ASSETS**	15,511 [0540]	21,364 [0740]	36,875 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		15,000 [1400]	15,000 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** 15,000 [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of ______ [1010]				
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		0 [1230]	15,000 [1450]	15,000 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	15,400 [1792]
C. Additional paid-in capital	1,962 [1793]
D. Retained earnings	4,513 [1794]
E. Total	21,875 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	21,875 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	36,875 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2003 [3932]	Period Ending 12/31/2003 [3933]	Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b.	**Commissions on listed option transactions**	[3938]
	c.	**All other securities commissions**	[3939]
	d.	**Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	**From market making in options on a national securities exchange**	[3945]
	b.	**From all other trading**	[3949]
	c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		22,089 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		[3995]
9.	Total revenue		22,089 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	**Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses		3,206 [4195]
15.	Other expenses		24,246 [4100]
16.	Total expenses		27,452

[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(5,363) [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		(5,363) [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☒ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-______ [4335A]	______ [4335A2]	______ [4335B]
8-______ [4335C]	______ [4335C2]	______ [4335D]
8-______ [4335E]	______ [4335E2]	______ [4335F]
8-______ [4335G]	______ [4335G2]	______ [4335H]
8-______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			21,875 [3480]
2. Deduct ownership equity not allowable for Net Capital			[3490]
3. Total ownership equity qualified for Net Capital			21,875 [3500]
4. Add:			
A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			15,000 [3520]
B. **Other (deductions) or allowable credits (List)**			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5. Total capital and allowable subordinated liabilities			36,875 [3530]
6. Deductions and/or charges:			
A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		21,364 [3540]	
B. **Secured demand note deficiency**		[3590]	
C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
D. **Other deductions and/or charges**		[3610]	(21,364) [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			15,511 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. **Contractual securities commitments**		[3660]	
B. **Subordinated securities borrowings**		[3670]	
C. **Trading and investment securities:**			

1. **Exempted securities**	[3735]	
2. **Debt securities**	[3733]	
3. **Options**	[3730]	
4. **Other securities**	[3734]	
D. **Undue Concentration**	[3650]	
E. **Other (List)**		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	[3736]	0 [3740]
10. Net Capital		15,511 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	10,511 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	15,511 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17. Add:		
A. **Drafts for immediate credit**	[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]	
C. **Other unrecorded amounts (List)**		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	0
	[3820]	[3830]

19.	Total aggregate indebtedness	0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		27,238 [4240]
A.	Net income (loss)		(5,363) [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		21,875 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	15,000 [4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	15,000 [4330]

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

W. F. Sibley, CPA
R. L. Slinger, CPA
D. L. Lacey, CPA
S. B. Bieber, CPA
C. D. Merry, CPA
R. W. Grenko, CPA
L. M. Shoemaker, CPA, CMA

E. C. Nichols, CPA (1916-2003)
C. L. Rise, CPA (1921-2003)

L. J. Tuttle, CPA
S. R Goodwin, CPA
A. E. Hill, CPA
A. J. Walchek, CPA
R. R. Ericson, CPA
L. K. Beecher, CPA
M. A. Letsche, CPA
S. E. Boden
P. M. Riemer
D. L. Sands
J. A. Theisen
J. A. Perez

P. K. Peters
V. A. Steenhoek
C. R. Livermore

Member of AICPA Division for Certified Public Accounting Firms

Member of Independent Accountants International

To the Board of Directors
Premier Financial Securities, Inc.

In planning and performing our audit of the financial statements of Premier Financial Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Premier Financial Securities, Inc. for the year ended December 31, 2003, and this report does not affect our report thereon dated February 4, 2004.

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	0 [3740]
10. Net Capital			15,511 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	10,511 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	15,511 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	0 [3830]
19. Total aggregate indebtedness			0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 0 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months..

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		27,238 [4240]
A.	**Net income (loss)**		(5,363) [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		21,875 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	15,000 [4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	15,000 [4330]

Nichols, Rise & Company, L.L.P.

Certified Public Accountants and Consultants

To the Board of Directors
Premier Financial Securities, Inc.

In planning and performing our audit of the financial statements of Premier Financial Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Premier Financial Securities, Inc. for the year ended December 31, 2003, and this report does not affect our report thereon dated February 4, 2004.

One important aspect of internal accounting control is the segregation of duties among employees to prevent an individual from handling duties which are incompatible. The Company's only administrative employee is its sole stockholder. Because the Company has only one employee, a complete internal control system is not feasible or cost effective.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives, except as described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nichols, Rise & Company, L.L.P.
Sioux City, Iowa
February 4, 2004